SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		59,600 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,488,534 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,600 Common Units

WITH	10	SHARED DISPOSITIVE POWER

13,488,534 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,548,134 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

62.6%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

1

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HH GP Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,007,184 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER

5,007,184 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,007,184 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

23.2%

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
*SEE INSTRUCTIONS

2

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bert Mackie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,075,866 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,075,866 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,075,866 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.3%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS
(1) Consists of 4,842,390 Common Units and 3,233,476 Common Units held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. Mr. Mackie serves as trustee for each of the trusts and has sole voting power and dispositive power with respect to the Common Units owned by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.

3

EXPLANATORY NOTE
     This Amendment No. 7 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, and Amendment No. 2 thereto filed on June 2, 2009, Amendment No. 3 thereto filed on September 9, 2009, Amendment No. 4 thereto filed on October 27, 2009, Amendment No. 5 thereto filed on October 27, 2009 and Amendment No. 6 thereto filed on November 4, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”) is being filed by Harold Hamm, Continental Gas Holdings, Inc. (“Continental Gas”), HH GP Holding, LLC (“HH GP Holding”) and Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”) (Mr. Mackie, collectively with Mr. Hamm, HH GP Holding and Continental Gas, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and supplement Item 2 of the Schedule 13D by adding the following paragraph after the last paragraph thereof:
(iv)	HH GP Holding, LLC, a Delaware limited liability company with its principal office located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701, owns 100% of the membership interest in Holdings GP and is principally engaged in the business of serving as the sole member of Holdings GP.
Item 3. Source and Amount of Funds or Other Consideration.
The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:
     On December 4, 2009, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving limited partnership owned by HH GP Holding, the Trusts, Continental Gas and Harold Hamm (and to the extent they own restricted Common Units, officers and employees of the Issuer). In connection with the consummation of the merger, the Issuer requested that NASDAQ Stock Market LLC file with the Securities and Exchange Commission an application on Form 25 to remove the Common Units from listing on the NASDAQ Global Select Market and to deregister the Common Units under Section 12(b) of Securities Exchange Act of 1934, as amended. Consequently, trading of the Common Units on the NASDAQ Global Select Market was suspended prior to market opening on December 7th, 2009. Except as set forth in this statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 4. Purpose of the Transaction.
The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer
This Item 5 shall be deemed to amend and restate Item 5 of the Schedule 13D in its entirety:
(a)-(b)	(i) Mr. Hamm directly beneficially owns 59,600 Common Units, or 0.3% of the Common Units outstanding. Mr. Hamm has sole voting and dispositive power with respect to such Common Units. Mr. Hamm also indirectly beneficially owns 13,488,534 Common Units, or 62.3% of the Common Units outstanding. Mr. Hamm has shared voting and dispositive power with respect to such Common Units with Continental Gas and HH GP Holding. In the aggregate, Mr. Hamm beneficially owns 13,548,134 Common Units, or 62.6% of the Common Units outstanding.

(ii) Continental Gas directly beneficially owns 8,481,350 Common Units, or 39.3% of the Common Units outstanding. Continental Gas has shared voting and dispositive power with respect to all of such Common Units with Mr. Hamm.

(iii) Mr. Mackie indirectly beneficially owns 8,075,866 Common Units, or 37.3% of the Common Units outstanding. As trustee of each of the Trusts who are the record owners of such Common Units, Mr. Mackie has sole voting and dispositive power with respect to all of such Common Units. Mr. Mackie disclaims any pecuniary interest in such Common Units.

(iv) HH GP Holding directly beneficially owns 5,007,184 Common Units or 23.3% of the Common Units outstanding. HH GP Holding has shared voting and dispositive power with respect to all of such Common Units with Mr. Hamm.
(c)          None.
(d)	As trustee of each of the Trusts, Mr. Mackie is the indirect beneficial owner of 4,842,390 Common Units and 3,233,476 Common Units owned of record by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. The Trusts have the right to receive any cash distributions made in respect of, or the proceeds from any sale of, such Common Units indirectly beneficially owned by Mr. Mackie.
(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 6.
Item 7. Exhibits.
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.13	Joinder to Joint Filing Agreement executed by HH GP Holding, LLC, dated as of December 7, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 8, 2009	By:	*
Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 8, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	*
		Name:	Harold Hamm
		Title:	Sole Director

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 8, 2009	By:	*
Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 8, 2009	HH GP HOLDING, LLC
	By:	*
		Name:	Harold Hamm
		Title:	Sole Member

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

EXHIBIT INDEX

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

Exhibit 99.4*	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5*	Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6*	Support Agreement (HLND Units), among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, Hiland Partners, LP, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7*	Funding commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.8*	Joinder to the Joint Filing Agreement executed by Mr. Mackie, dated as of September 8, 2009.

Exhibit 99.9*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP Holdings, LLC, dated October 26, 2009.

Exhibit 99.10*	Amendment No. 1 to the Agreement and Plan of Merger, among HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC, and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2009).

Exhibit 99.11*	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HPGP MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

Exhibit 99.12*	Amendment No. 1, dated November 3, 2009, to the funding and equity rollover commitment letter, dated June 1, 2009 by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Holdings GP, LP merger)(incorporated by reference to Exhibit 2.3 to Hiland Holdings GP, LP’s Current Report on Form 8-K filed on November 4, 2009).

Exhibit 99.13	Joinder to Joint Filing Agreement executed by HH GP Holding LLC, dated as of December 7, 2009.

*	Previously filed